Exhibit 2.2

FROM:	NOMAD FOODS LIMITED Nemours Chambers Road Town Tortola British Virgin Islands IGLO FOODS GROUP LIMITED 5 New Square Bedfont Lakes Business Park Feltham Middlesex TW14 8HA

TO:	LIONGEM SWEDEN 1 AB Billesholmsvagen 4 267 40 Bjuv Sweden For the attention of Bill Showalter and Karen Noakes

At                     , on 13 August 2015

STRICTLY CONFIDENTIAL

FIRM AND IRREVOCABLE OPTION TO ACQUIRE THE SHARES

Dear Sirs,

We, Iglo Foods Group Limited (“Iglo”) and Nomad Foods Limited (“Nomad”), refer to recent discussions with you, Liongem Sweden 1 AB (the “Beneficiary”) in relation to the acquisition of all of the shares issued by Findus Sverige AB (the “Company”) from the Beneficiary.

Capitalized terms used in this letter (this “Letter”) shall, unless otherwise defined herein, have the meanings ascribed to them in the SPA (as such term is defined below).

1.	EXECUTION OF THE SPA

(a)	We, Iglo, hereby grant to the Beneficiary an irrevocable unconditional offer to acquire from the Beneficiary, at the Beneficiary’s sole option, which option is subject to the terms and conditions set forth below, the Shares in accordance with the express terms and subject to the conditions of the draft share purchase agreement (together with its schedules and exhibits) attached hereto as Schedule 1 (the “SPA”), and the Disclosure Letter (the “Disclosure Letter”) attached hereto as Schedule 2 (the “Transaction”). The said irrevocable, unconditional and binding offer is referred to in this Letter as the “Option”.

(b)	The Beneficiary accepts the benefit of the Option as an option solely, without undertaking to exercise such option, but subject to its obligations in paragraph 5.

2.	EXERCISE OF THE OPTION

(a)	If the Beneficiary wishes to exercise the Option, the Beneficiary shall notify such exercise to Iglo through the delivery (in accordance with clause 27 of the SPA, as the same is incorporated into this Letter pursuant to paragraph 12), on or prior to the Expiry Date (as such term is defined below in paragraph 3(a)), of an exercise notice in the form attached to this Letter as Schedule 3 (the “Exercise Notice”). The Beneficiary shall attach to the Exercise Notice two original undated copies of the SPA and the Disclosure Letter, duly executed by the Beneficiary (the date of delivery of the duly executed SPA and Disclosure Letter by the Beneficiary to us being referred to as the “Acceptance Date”).

(b)	If the Beneficiary exercises the Option as provided herein prior to the Expiry Date, Iglo and Nomad each hereby irrevocably undertakes to deliver to the Beneficiary, within five (5) Business Days following the Acceptance Date, one original copy of each of the SPA and the Disclosure Letter, duly executed by each of them.

(c)	The Option is not subject to any conditions, provided, for the avoidance of doubt, that Completion will be subject to the Conditions.

(d)	Save as set out in paragraph 4, Iglo hereby irrevocably undertakes not to withdraw, revoke, modify or qualify the Option in any respect whatsoever.

(e)	It is hereby expressly specified that the validity and enforceability of the Option is not subject to our execution of the SPA and, accordingly, upon Iglo’s receipt of the Exercise Notice prior to the Expiry Date, together with copies of the SPA duly executed by the Beneficiary as set out in paragraph 2(a) hereof, the sale of the Shares for the Consideration, subject to the other terms and conditions set forth in the SPA, shall be final. Therefore, should Iglo and/or Nomad fail to execute the SPA in accordance with paragraph 2(b) above, we hereby acknowledge and irrevocably agree that the Beneficiary may, in its absolute discretion and without prejudice to its right to seek money damages in respect of such breach, (i) decide that such failing party shall be deemed to have validly executed the SPA on the date on which the SPA has been executed by the Beneficiary and have accepted to be bound by all of its terms and to perform all obligations under the SPA or (ii) terminate this Letter.

(f)	For the purpose of paragraph 2(e) above, Iglo hereby agrees and acknowledges that the Option (including its undertaking not to revoke the Option except as set out in paragraph 4) is subject to specific performance by the Beneficiary or other equitable relief for any threatened or actual breach of the terms of this Letter. By way of security for the obligations set out in paragraph 2(b), if either of us fails to comply with our respective obligations under paragraph 2(b), the Beneficiary may execute, complete and deliver (as agent for Iglo and/or Nomad, as applicable) the Transaction Documents for and on behalf of Iglo and/or Nomad, as applicable.

3.	DURATION OF THE OPTION

(a)	The Option will enter into force on the date of countersignature of this Letter by the Beneficiary and will remain valid until the earlier of (the “Expiry Date”):

(i)	5 p.m. London time on the date falling 5 (five) Business Days after:

(A)	the date on which the works’ councils (Comité d’entreprise) of Findus Holding France SAS, Findus France SAS and Findus Services SAS (together, the “Relevant Group Companies”) (the “Works’ Councils”) deliver their final opinions; or

(B)	if earlier, the date on which the Beneficiary notifies Iglo pursuant to paragraph 6(e) that it considers the I&C Process (as defined below) should be deemed complete,

(such date and time being the “Exercise Period End Date”);

(ii)	5 p.m. London time on the date falling five months after the date of this Letter (the “Long Stop Date”); and

(iii)	the termination of this Letter in accordance with clause 4.

(b)	If the Option has not been exercised by the Beneficiary in compliance with the provisions hereof prior to the Expiry Date, the Option will automatically terminate as at the Expiry Date, with no further action required by any of the parties, unless the parties mutually agree prior to the Long Stop Date to postpone such Expiry Date.

4.	TERMINATION

(a)	If between the execution of this Letter and the Acceptance Date any of the matters set out in clause 9.1 of the SPA occur which would, if the SPA were in force, give Iglo the right to terminate the SPA, Iglo may terminate this Letter and the Option by notice in writing to the Beneficiary.

(b)	If any Relevant Competition Authority institutes a Phase 2 or second stage investigation process under the Antitrust Acts which is reasonably likely to prevent a Condition from being satisfied on or before the Long Stop Date, either Iglo or the Beneficiary may, by written notice to the other parties, elect to terminate this Letter without liability on its part.

(c)	If this Letter is terminated pursuant to paragraph 2(e), 4(a) or 4(b), all rights and obligations of the parties under this Letter other than those arising pursuant to paragraphs 11, 12, 13, 14 and 15 shall cease immediately, but all rights, obligations and liabilities of the parties which have accrued before termination shall continue to exist.

5.	COVENANT

(a)	Provided that Iglo has not exercised its right to terminate this Letter pursuant to paragraph 4 and provided further than the Beneficiary has not exercised its right to terminate this Letter pursuant to paragraph 2(e) or 4(b), if the Beneficiary has not delivered an Exercise Notice, together with two original undated copies of the SPA duly executed by the Beneficiary, to Iglo and Nomad jointly prior to the Exercise Period End Date, the Beneficiary covenants to pay, or procure that the Company pays, on demand to Iglo, the sum of £15 million (less the amount of any irrecoverable VAT payable (including by way of reverse charge) in respect of such sum by the Beneficiary if it pays such sum or the Company if it pays such sum (or by any company which is a member of the same group as the Beneficiary or the Company, as the case may be, for VAT purposes)), such sum comprising the costs and expenses incurred by Iglo and Nomad up to the date of this Letter plus a reasonable pre-estimate of the costs which will be incurred by Iglo and Nomad between the date of this Letter and the Exercise Period End Date.

(b)	The parties agree and acknowledge that Iglo’s right to demand the sum of £15 million from the Beneficiary in accordance with paragraph 5(a) shall be the sole remedy of Iglo and Nomad in the event of the Beneficiary’s failure to deliver an Exercise Notice, together with two original undated copies of the SPA and the Disclosure Letter duly executed by the Beneficiary, to Iglo prior to the Exercise Period End Date. The parties agree and acknowledge that the intention of the parties in agreeing this paragraph 5 is to compensate Iglo in the event of the Beneficiary’s failure as more particularly described above.

6.	INFORMATION AND CONSULTATION OF THE WORKS’ COUNCILS

(a)	Iglo and Nomad acknowledge that the execution of the SPA by the Beneficiary is subject to the Works’ Councils being informed and consulted on the Transaction in a timely and effective manner and to each Works’ Council delivering, or being deemed to have delivered, a final opinion on the Transaction prior to the exercise of the Option.

(b)	The Beneficiary agrees and undertakes to cause the information and consultation process of the Works’ Councils (the “I&C Process”) to be initiated as promptly as possible as following the date hereof and to use its best efforts to obtain an opinion (whether favourable or not) from the Works’ Councils in relation to the Transaction as soon as possible following the date on which the I&C Process has been launched.

(c)	The Beneficiary further undertakes to keep Iglo regularly informed, subject to appropriate undertakings as to confidentiality, the protection of commercially sensitive information and to applicable law, of the progress of the I&C Process, including, but not limited to:

(i)	providing an update on (including minutes of) all meetings which have been held with the Works’ Councils;

(ii)	providing a schedule (together with agenda) of upcoming meetings to be held with the Works’ Councils;

(iii)	providing full details of all questions and demands raised by the Works’ Councils; and

(iv)	providing such other information as Iglo reasonably requests in relation to the I&C Process.

(d)	The Beneficiary further undertakes to conduct, and procure that each of the Relevant Group Companies conducts, the I&C Process in a diligent manner.

(e)	The Beneficiary shall promptly (and in any event no later than two Business Days after receipt thereof) provide Iglo with a copy of the final opinions delivered by the Works’ Councils or, if and when the Beneficiary considers that the information and consultation procedures have been duly conducted and, despite the refusal of any of the Works’ Councils to issue an opinion in connection with the Transaction, that the I&C Process should be deemed to be complete.

(f)	The parties will consult with each other with respect to, and consider in good faith, any issues and proposals in relation to the Transaction that may be raised as part of the I&C Process, and neither we nor the Beneficiary shall be obliged to agree to any modification hereto or to the SPA or the transactions contemplated thereby.

(g)	Nomad and Iglo undertake to reasonably co-operate with the Beneficiary and the Relevant Group Companies to allow the I&C Process to be undertaken in a proper manner without delay and shall in particular:

(i)	provide, subject to appropriate undertakings as to confidentiality and the protection of price sensitive and commercially sensitive information, in a timely manner:

(A)	in writing all information reasonably requested to allow the Beneficiary and the Relevant Group Companies to comply with their legal obligations in relation to the I&C Process; and

(B)	(whether in writing or orally), such information and assistance that the Beneficiary or the Relevant Group Companies may reasonably request, to allow the Beneficiary and the Relevant Group Companies to comply with their legal obligations in relation to the I&C Process;

(ii)	subject to appropriate undertakings as to confidentiality and the protection of price sensitive and commercially sensitive information, use reasonable efforts to provide answers to the reasonable questions raised by the employee representatives as part of the I&C Process;

(iii)	ensure, if so requested by the Relevant Group Companies or the Beneficiary upon not less than five (5) Business Days’ notice, that a representative of Iglo and/or Nomad, as applicable, attends meetings with employees representatives held as part of the I&C Process.

(h)	Each party undertakes not to knowingly take any action which is reasonably likely to prejudice the expeditious completion of the I&C Process.

7.	EXCLUSIVITY PERIOD

(a)	The Beneficiary hereby agrees that, from the date of this Letter until the earlier of (i) the date of execution by Iglo, Nomad and the Beneficiary of the SPA or (ii) the date which falls 8 months after the date of this Letter (the “Exclusivity Period”) it will not, and will cause each member of the Seller’s Group, and its and their affiliates’ officers, directors, employees and, to the extent acting on its or their behalf, agents and advisors, not to, directly or indirectly:

(i)	solicit, initiate, encourage or accept any other proposals or offers from any person (other than Iglo, Nomad or their representatives), (A) relating to any acquisition or purchase of all or any portion of the Shares, the shares of any member of the Group or any business carried on by the Group (excluding trading assets in the ordinary course of business) or (B) to enter into any business combination with respect to the Shares, the shares of any member of the Group or any business carried on by the Group; or

(ii)	participate in any discussions, conversations, negotiations or other communications regarding furnish to any other person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other person to seek to do, any of the things set out in paragraph 7(a)(i).

(b)	The Beneficiary shall, and shall cause each member of the Seller’s Group, and its and their respective officers, directors, employees and, to the extent acting on its or their behalf, agents and advisors, to terminate all existing discussions, conversations, negotiations and other communications with all persons (other than Iglo, Nomad or their representatives) conducted heretofore with respect to any of the matters set out in paragraph 7(a).

(c)	The Beneficiaries shall notify Nomad promptly if any proposal, offer or approach relating to the Shares, the shares of any member of the Group or any business carried on by the Group, is made and shall, in any such notice to Nomad, indicate in reasonable detail the terms of any such proposal, offer or approach. The Beneficiaries hereby agree not to, without the prior written consent of Nomad, release any person from, or waive any provision of, any confidentiality agreement relating to a transaction similar to the Transaction to which it is a party.

8.	INTERIM PERIOD AND PREPARATION OF ACCOUNTS

During the period from the date hereof and until the earlier of (i) the execution by Iglo, Nomad and the Beneficiary of the SPA and (ii) the Expiry Date (the “Interim Period”), the Beneficiary, Iglo and Nomad shall comply with the obligations set out in Clause 6 and Schedule 4 of the SPA.

9.	REGULATORY AUTHORIZATIONS

(a)	The Beneficiary hereby agrees and acknowledges that we may notify the Transaction to any Relevant Competition Authorities required to satisfy the Conditions, at any time as from the date of the countersignature of this Letter by the Beneficiary.

(b)	The provisions of Clause 5 of the SPA shall apply mutatis mutandis as if references to “this Agreement” were to this Letter.

10.	GUARANTEE

The provisions of Clause 12 of the SPA shall apply mutatis mutandis as if references to “this Agreement” were to this Letter.

11.	WARRANTIES AND UNDERTAKINGS

(a)	The Beneficiary hereby warrants that the warranties set forth in Clause 8.1 of the SPA as applied mutatis mutandis as if references to “this Agreement” were to this Letter are true and accurate as at the date hereof, provided that Clauses 8.4, 8.5 and Schedule 7 of the SPA also apply mutatis mutandis as if references to “this Agreement” were to this Letter.

(b)	Iglo and Nomad hereby warrant that the warranties set forth in Clause 8.10 of the SPA as applied mutatis mutandis as if references to “this Agreement” were to this Letter are true and accurate as at the date hereof.

12.	CONFIDENTIALITY

During the Interim Period, the provisions of Clause 17 of the SPA shall apply and each party undertakes to comply with its obligations thereunder; it being noted that the parties agree that disclosures and announcements may be made to the Works’ Councils as required by law in connection with the I&C Process.

13.	MISCELLANEOUS

(a)	The provisions of Clauses 1.2, 1.4, 19.1 and 22 to 27 of the SPA shall apply mutatis mutandis as if references to “this Agreement” were to this Letter.

(b)	If a party to this Letter (the “Recipient”) incurs any liability to Tax in respect of any sum paid to it pursuant to this Letter by another party to this Letter (the “Payor”) the Payor shall simultaneously pay to the Recipient such additional amount as will ensure that the net amount received and retained by the Recipient (after taking account of such Tax, including any additional Tax payable as a result of the increase in the sum payable) is equal to the amount which would have been received and retained by the Recipient in the absence of such Tax, provided that if the Recipient shall have assigned or novated or declared a trust in respect of the benefit in whole or in part of this Letter or shall have changed its tax residence such that it becomes tax resident in a jurisdiction other than (a) the United Kingdom (in the case of Iglo), (b) the British Virgin Islands or the United Kingdom (in the case of Nomad) or (c) Sweden (in the case of the Beneficiary), then the liability of the Payor under this paragraph 13(b) shall be limited to that (if any) which it would have been had no such assignment, novation, declaration of trust or change taken place. This paragraph 13(b) shall not apply (i) in relation to any payment, delivery or receipt of the consideration payable under the SPA (including, for the avoidance of doubt, any adjustment thereto); [(ii) in relation to any payment or receipt of fees pursuant to the SPA;] (iii) in relation to any payment or receipt of the sum referred to in clause 5; (iv) in respect of any Tax attributable to a payment being properly treated as an adjustment to the consideration payable by the Beneficiary under the SPA; or (v) to the extent that the amount payable has already been increased to take account of the Tax that will or would be charged on receipt.

14.	COUNTERPARTS

This Letter may be executed in any number of counterparts. Each counterpart shall constitute an original of this Letter but all the counterparts together shall constitute but one and the same instrument.

15.	GOVERNING LAW

(a)	This Letter and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales.

(b)	The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

(c)	For the purposes of this paragraph, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Letter, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Letter or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Letter.

16.	PROCESS AGENT

The provisions of Clause 30 of the SPA shall apply mutatis mutandis to this Letter.

This Letter has been executed and delivered as a deed and takes effect on the date stated at the beginning of it.

Yours faithfully,

Yours faithfully,

IGLO FOODS GROUP LIMITED

By:	Jason Ashton

NOMAD FOODS LIMITED

By:	Martin E. Franklin

The Option is executed and delivered by the Beneficiary exclusively to acknowledge the agreement of the Beneficiary of its provisions and, in particular of certain undertakings of the Beneficiary provided therein. In no event shall such signature be construed as an exercise of the Option by the Beneficiary, exercise which shall only result from the sending of the Exercise Notice.

LIONGEM SWEDEN 1 AB

By:	James Jasper Hill